GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

12 December 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Trading Statement**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 1112

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Trading Statement
Released	07:00 12-Dec-06
Number	PRNUK-1112

EXEMPTION NO. 82 - 5204

GKN plc Trading Update 12 December 2006

GKN plc today issues an update on progress in 2006 ahead of its financial year end on 31 December. The Group's Preliminary announcement of its 2006 Results will be on 27 February 2007.

Market conditions in the second half of the year have softened. Well publicised cuts in US automotive production have combined with lower demand in parts of Western Europe to reduce overall automotive volumes. North American OffHighway markets have also been somewhat weaker. Aerospace demand has, however, remained strong.

Raw material and energy costs have been slightly higher during the second half than had been forecast.

Notwithstanding the challenging conditions, at the end of November the Group's profit before tax* was slightly ahead of last year, with the projected outcome for the year in line with current market expectations. Powder Metallurgy and Aerospace have continued to show improved performance, whilst Driveline's profits are somewhat lower than last year reflecting the more difficult third quarter trading conditions.

The acquisitions of Rockford and Stellex, which were announced at the beginning of August, were completed on 21 August and 14 September respectively and both have performed well during the period.

To optimise their timing, certain elements of the strategic restructuring programme will now fall in early 2007, giving a charge in 2006 some £30m lower than previously advised.

Looking ahead to 2007, the Group expects to achieve continued improvement in its operating performance.

*Profit before tax, restructuring and impairment charges, profits and losses on sale of businesses and changes in the fair value of financial instruments.

For further information:

GKN Corporate Communications

+44 (0)20 7463 2354

END

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